UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 9M2018 OPERATIONAL RESULTS

Moscow, Russia – November 27, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2018 operational results.

Production and sales for 9M2018

Production:

Product Name	9M2018, thousand tonnes	9M2017, thousand tonnes	%	3Q2018, thousand tonnes	2Q2018, thousand tonnes	%
Run-of-Mine Coal	14,472	15,694	-8	4,781	4,726	+ 1

Pig Iron	2,817	3,048	-8	889	943	-6

Steel	2,976	3,217	-7	925	995	-7
Electric power generation (thousand kWh)	2,368,074	2,498,812	-5	625,884	825,955	-24
Heat power generation (Gcal)	3,942,086	3,770,310	+5	665,938	1,063,434	-37

Sales:

Product Name	9M2018, thousand tonnes	9M2017, thousand tonnes	%	3Q2018, thousand tonnes	2Q2018, thousand tonnes	%
Coking coal concentrate	5,401	5,970	-10	1,881	1,911	-2

Including coking coal concentrate supplied to third parties	3,268	3,669	-11	1,207	1,174	+3

PCI	992	1,006	-1	312	367	-15

Including PCI supplied to third parties	992	1,006	-1	312	367	-15

Anthracites	878	1,219	-28	230	329	-30

Including anthracites supplied to third parties	724	1,057	-31	183	274	-33

Thermal coal	4,319	4,642	-7	1,298	1,411	-8

Including thermal coal supplied to third parties	3,718	4,110	-10	1,144	1,219	-6

Iron ore concentrate	1,398	2,037	-31	551	495	+11
Including iron ore concentrate supplied to third parties	42	23	+82	24	10	+153
Coke	1,831	2,038	-10	616	585	+5

Including coke supplied to third parties	502	594	-15	196	138	+43

Ferrosilicon	55	47	+15	17	20	-16

Long rolls	2,110	2,214	-5	699	724	-3

Flat rolls	390	453	-14	119	133	-10

Hardware	478	504	-5	165	167	-1

Forgings	32	35	-6	11	10	+6

Stampings	110	69	+60	38	38	-1

Key investment projects progress

Universal rolling mill:

	9M2018, thousand tonnes	9M2017, thousand tonnes	%	3Q2018, thousand tonnes	2Q2018, thousand tonnes	%
Rails, beams and shapes	403	484	-17	147	115	+27

Elga coal complex:

	9M2018, thousand tonnes	9M2017, thousand tonnes	%	3Q2018, thousand tonnes	2Q2018, thousand tonnes	%
Run-of-mine coal	3,899	3,049	+28	1,359	1,343	+1

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 9M2018 operational results:

“Optimization and increased efficiency of our mining segment, which we began last year, ensured a fairly stable level of mining at Mechel’s coal facilities throughout the year. We have already acquired some 60 units of mining equipment, and brought in contractors with equipment fleets of their own. Due to intensive technical upgrades, we managed a major increase in strip mining which prepared more coal reserves for extraction in the near future.

“Despite an overall decrease in coking coal concentrate sales by 2% quarter-on-quarter, we increased coking coal concentrate sales to third parties by 3%. This was due to the boost in exports to Asia. In the third quarter we took advantage of good markets and expanded our market base, making this year’s first our coking coal concentrate shipments to India and Indonesia.

“The 15-percent decrease in PCI sales and 30-percent drop in anthracite sales in the third quarter was primarily due to a shortage of gondola cars in our network. At the same time, we have accumulated major stocks and plan to sell them in the next accounting period.

“The 8-percent decrease in thermal coal sales quarter-on-quarter was due to a slump in mining at Southern Kuzbass Coal Company as a longwall at Olzherasskaya-Novaya Underground mine was being reassembled. A new mining area has been launched in early November. In the third quarter we also re-oriented sales of our current thermal coal stocks in favor of more profitable Asian markets — for example, we have nearly tripled our sales to Vietnam and began shipping coal to Thailand.

“Coke sales to third parties went up by 42% in the third quarter as we increased sales to Serbia, as well as due to seasonal demand from Turkish companies.

“Iron ore concentrate sales to third parties also demonstrated positive dynamics as mining increased at Korshunov Mining Plant due to our acquiring new mining equipment and resuming cooperation with major clients.

“In the third quarter, the Group’s steel division decreased production of pig iron and steel by 6% and 7% accordingly due to major repairs at Chelyabinsk Metallurgical Plant in summer. The third quarter was also filled with several important events for our universal rolling mill — we earned certificates for our rails for traffic speed up to 250 km/h and mastered production of new H- and I-beam types that are highly in demand. We constantly expand our rolling mill’s product range — over these nine months we have added 14 new shaped rolls to the 60 we have already mastered.

“Overall sales of flat rolls in this accounting period went down by 10% due to planned repairs of one of our concasters. Nevertheless, in response to the current price trend we increased production and sales of high-margin stainless flat rolls. Thus, in September we reached the level of stainless sales that nearly tripled the monthly average sold in January-August.

“Long rolls sales went down by 3% quarter-on-quarter due to Chelyabinsk Metallurgical Plant’s cutting down on rebar production. The plant gave priority to maximum output of highly profitable products. We more than doubled sales of our rails and maintained sales volumes for beams, which are in stable demand both in Russia and the European Union.

“Sales of stampings generally remained on the previous quarter’s level. With a large-scale upgrade of railway car park now underway, demand for railway axles from leading Russian wagonbuilders remains high, and we are meeting all our contractual obligations. Forgings sales went up by 6% as Urals Stampings Plant’s Chelyabinsk branch brought in new clients.

“Our power division’s facilities cut electricity production quarter-on-quarter due to summer repairs at Southern Kuzbass Power Plant as part of quality preparation for the fall-winter season. The 5% increase in heat generation over these nine months is due to temperatures being lower in this period, which put off the end of the heating season till the middle of this year’s second quarter.”

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 27, 2018